UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 12, 2026
___________________________
Commission File Number: 001-39007
____________________________________________
Borr Drilling Limited
____________________________________________
S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11 Bermuda
+1 (441) 542-9234
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Yes ☒ No ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
This Report on Form 6-K includes the Unaudited Interim Financial Report of Borr Drilling Limited (the “Company”) as of and for the three and six months ended June 30, 2026 and 2025.
The information contained in this Report on Form 6-K is hereby incorporated by reference into (i) the Company's registration statement on Form F-3 (Registration Number 333-286490) filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2025, and into each prospectus that forms part of or supplements the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933, or filed or furnished by the Company under the Securities Exchange Act of 1934; and (ii) the Company's Registration Statement on Form S-8 (Registration Number 333-283551) filed with the SEC on December 2, 2024.
Exhibits
4.1    Indenture dated June 10, 2026 among Borr IHC Limited and Borr Finance LLC as issuers, The Bank of New York Mellon, London Branch as paying agent, The Bank of New York Mellon SA/NV, Dublin Branch as registrar and transfer agent, BNY Mellon Corporate Trustee Services Limited as trustee and Wilmington Trust (London) Limited as Security Agent, governing the issuers’ 8.750% Senior Secured Notes due 2032 and 9.000% Senior Secured Notes due 2034.
4.2    Amendment Agreement dated June 10, 2026 relating to the super senior revolving facility agreement, originally dated November 7, 2023 as amended and restated on September 25, 2025 among, inter alios, Borr Drilling Limited, DNB Bank ASA and Citibank N.A., Jersey Branch as existing lenders, JPMorgan Chase Bank, N.A., London Branch as new lender, DNB Bank ASA as agent and Wilmington Trust (London) Limited as security agent.
99.1    Unaudited Interim Financial Report as of and for the three and six months ended June 30, 2026 and 2025.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Borr Drilling Limited
(Registrant)

	By:	/s/ Magnus Vaaler
	Name:	Magnus Vaaler
August 12, 2026	Title:	Principal Financial Officer

Exhibit 99.1
UNAUDITED INTERIM FINANCIAL REPORT
As of and for the six months ended June 30, 2026

FORWARD-LOOKING STATEMENTS
This document includes, and any other written or oral statements made by us or on our behalf relating to this document may include, forward-looking statements which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify these forward-looking statements by words or phrases such as “anticipate”, “aim”, “believe”, “continue”, “estimate”, “expect”, “intend”, “likely”, “may”, “should”, “target”, “will”, the negative of such terms, and other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, outlook, prospects and trends, market outlook, the expected impact of new accounting pronouncements and other non-historical statements.
The forward-looking statements in this document (and any written or oral statements relating to this report) are based upon current estimates, expectations, beliefs and various assumptions, many of which are based, in turn, upon further assumptions, including management’s examination of historical operating trends, data contained in our records and other data available from third parties. These assumptions are inherently subject to significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Numerous factors could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including:
•risks relating to our business and industry, including risks relating to industry conditions, competition, supply and demand, tendering activity and day rates;
•drilling risks and hazards and the highly competitive nature of the drilling industry;
•fluctuations in oil and gas prices, including as a result of the military actions in the Middle East;
•risks relating to contracting our jack-up rigs, including our most recently acquired rigs, and including potential suspensions or delays;
•risks relating to customer demand and contracting activity, the risk that contract backlog may not be realized and the risk of suspension and/or termination of contracts and operations, including as a result of geopolitical tensions in areas where our rigs are located and customers becoming subject to sanctions;
•the impact of new or reactivated rigs on the market, tenders, contract awards, rig mobilization and contract backlog, including the cancellation of or delays in drilling contracts currently included in reported contract backlog;
•costs of maintenance and the impact of special periodic surveys on the performance of our drilling rigs, including shipyard works and other delays;
•risks relating to our liquidity, including the risk that we may not be able to meet our liquidity requirements from cash flows from operations, and through issuance of additional debt or equity;
•risks relating to our debt instruments, the ability to obtain adequate financing for our business plans, debt service obligations and other liquidity requirements, including risks relating to our ability to comply with covenants and obtain any necessary waivers, the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and our other obligations as they fall due, risks relating to our convertible bonds, our senior secured notes, our credit facilities and seller’s credit, risks relating to future debt financings, including that future debt financings may not be available on acceptable terms or at all, and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern;
•fluctuations in interest rates or exchange rates;
•the impact of global economic and financial market conditions and inflation;
•changes in legal and regulatory matters, regulation by competent authorities or governmental regulations that affect the Company, the jurisdictions in which we operate or the operations of the Company’s fleet;
•changes in tax laws, treaties and regulation, tax assessments and liabilities for tax issues, in the jurisdictions in which we operate or challenges to our tax position;

•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate-change and the potential impact on the demand for oil and gas;
•risks relating to global health threats, pandemics and epidemics;
•risks relating to military action and geopolitical conflicts, including the military actions in the Middle East, and any related sanctions, and their impact on our business;
•our ability to realize the intended benefits of any mergers, acquisitions or divestitures, including the recent acquisition of five rigs completed in January 2026 and an additional five rigs through a joint venture completed in July 2026;
•risks relating to delay in payment from customers or the risk that our customers do not comply with their contractual obligations;
•the risk of credit losses or delays in payments from customers, including payments from customers in Mexico and consequent payments to us (or our joint ventures);
•our ability to maintain relationships with suppliers, customers, employees and third parties, and our ability to attract and retain skilled personnel on commercially reasonable terms;
•losses on impairment of long-lived fixed assets, including our jack-up rigs;
•limitations on insurance coverage and risks relating to insurance coverage cancellations or increased insurance premiums;
•the occurrence of cybersecurity incidents or other breaches to our information technology systems including our rig operating systems or failure to comply with national and international regulations related to privacy, data protection and information security;
•Risks of disputes and litigation and tax risks; and
•other risks described in “Item 3.D. Risk Factors” of our most recent Annual Report on Form 20-F and other filings with the SEC.
Any forward-looking statements that we make in this document (and any related written or oral statements) speak only as of the date of such statements and we caution readers of this document not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no (and expressly disclaim any) obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this document should not be construed as exhaustive. New factors emerge from time-to-time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
The following is a discussion of our results of operations for the six months ended June 30, 2026 and 2025 and our liquidity and capital resources. Unless the context indicates otherwise, the “Company”, “we”, “us”, “our”, and words of similar nature, refer to Borr Drilling Limited and its consolidated subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this report refer to U.S. dollars. You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information, including definitions of certain defined terms used herein, see our Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026.
Overview
We are an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership, contracting and operation of jack-up rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers. As of June 30, 2026, our fleet consisted of 29 premium jack-up rigs, all of which were delivered in 2008 or later, and subsequent to June 30, 2026 we acquired jointly, with our 50/50 joint venture partner, five additional jack-up rigs.
Recent Developments
Liquidity Updates
In June 2026, the Company’s wholly owned subsidiary Borr IHC Limited, and its direct subsidiary, Borr Finance LLC, issued, at par, $2,035.0 million aggregate principal amount of senior secured notes in two series, consisting of (i) $1,100.0 million aggregate principal amount of 8.750% senior secured notes due 2032 (the “2032 Notes”) and (ii) $935.0 million aggregate principal amount of 9.000% senior secured notes due 2034 (the “2034 Notes”, and together with the 2032 Notes, the “New Notes”). The New Notes are secured on a senior basis by most of the rigs and certain other assets of the Company and the subsidiary guarantors and mature in January 2032 and January 2034, respectively. In connection with the offering, the Company repurchased and redeemed the remaining aggregate principal amount of its Senior Secured Notes due 2028 and 2030 (the “2028 Notes” and “2030 Notes”, respectively).
In April 2026, the Company completed an offering of $300.0 million aggregate principal amount of convertible senior notes due 2033 (the “Convertible Notes”). The Convertible Notes are senior, unsecured obligations of the Company and mature in May 2033. They bear interest at a rate of 3.5% per annum, which is payable semi-annually, beginning in November 2026. The Convertible Notes are convertible into the Company’s common shares, cash, or a combination of shares and cash, at the Company’s election. The initial conversion rate is 125 common shares per $1,000 in principal amount of Convertible Notes, which is equivalent to an initial conversion price of $8.00 per common share. The conversion rate is subject to adjustment upon the occurrence of certain events. In connection with the offering, the Company repurchased $195.2 million aggregate principal amount of its convertible bonds, which mature in February 2028 (the “Convertible Bonds due 2028”).
New Joint Venture Rig Acquisition
On July 29, 2026, BC Ventures Limited, a newly established 50/50 joint venture between subsidiaries of the Company and a subsidiary of its long-term well construction partner (the “New JV”) completed the acquisition of five jack-up rig owning entities, which own five jack-up drilling rigs that are currently operating or stacked in Mexico (the “New JV Rig Acquisition”).
The aggregate purchase price for the New JV Rig Acquisition was $287.0 million, of which $237.0 million was financed through a seller’s credit and $50.0 million was paid in cash at completion, of which the Company contributed $25.0 million. The seller’s credit has a 2.5 year maturity from the closing date and is secured by, among other things, a first priority lien on the five acquired jack-up rigs.
Listing on the Oslo Stock Exchange
On December 19, 2025, our shares were listed on the Euronext Growth Oslo under the symbol “BORR”, and the Company concluded its up-listing to the main market on the Oslo Stock Exchange (“OSE”) on May 21, 2026.

Operating and Financial Review
Six months ended June 30, 2026 compared with the six months ended June 30, 2025
Our results of operations are as follows:

	Six months ended
In $ millions	June 30, 2026	June 30, 2025	Change	% Change
Dayrate revenue	397.2	440.7	(43.5)	(10)%
Bareboat charter revenue	59.5	27.9	31.6	113%
Management contract revenue	22.6	15.7	6.9	44%
Operating revenues	479.3	484.3	(5.0)	(1)%
Gain on disposals	0.1	0.4	(0.3)	(75)%
Rig operating and maintenance expenses	(319.8)	(232.0)	(87.8)	(38)%
Depreciation of non-current assets	(86.0)	(72.6)	(13.4)	(18)%
General and administrative expenses	(27.3)	(23.4)	(3.9)	(17)%
Total operating expenses	(433.1)	(328.0)	(105.1)	(32)%
Operating income	46.3	156.7	(110.4)	(70)%
Other non-operating income	6.0	—	6.0	N/A
Loss from equity method investments	(1.5)	(2.0)	0.5	25%
Interest income	3.4	1.1	2.3	209%
Interest expenses	(299.6)	(115.3)	(184.3)	(160)%
Other financial expenses, net	(3.0)	(4.9)	1.9	39%
Total financial expenses, net	(299.2)	(119.1)	(180.1)	(151)%
(Loss) / income before income taxes	(248.4)	35.6	(284.0)	(798)%
Income tax expense	(22.0)	(17.4)	(4.6)	(26)%
Net (loss) / income attributable to shareholders	(270.4)	18.2	(288.6)	(1586)%
Operating revenues
Total operating revenues decreased by $5.0 million to $479.3 million for the six months ended June 30, 2026 compared to $484.3 million for the same period in 2025. The decrease in total operating revenues is due to a decrease in dayrate revenue of $43.5 million, partially offset by an increase in bareboat charter revenue of $31.6 million and management contract revenue of $6.9 million.
The decrease in dayrate revenues was primarily due to a decrease in the weighted average earned dayrates during the six months ended June 30, 2026, as compared to the same period in 2025, and a decrease in operating days in the Americas related to one rig following its sanction related contract termination in November 2025 . These decreases were partially offset by an increase in the number of operating days worked by our rigs, including one in West Africa, which began operating on a full dayrate basis in 2026 as compared to a bareboat charter basis in 2025, two rigs in the Middle East and North Africa region, one of which began operations in April 2025, and one that began operations in September 2025, and one rig in the Americas and one in Southeast Asia that earned dayrate revenues during the six months ended June 30, 2026 but not for much of the same period in 2025.
The increase in bareboat charter revenue was primarily due to a higher number of operating days in the period, driven by two of the rigs acquired in January 2026, which were operating under a bareboat charter agreement for much of the six months ended June 30, 2026 and two of our rigs which were suspended for a significant period in 2025.
The increase in management contract revenue was primarily due to a higher number of rigs operating under management contract agreements during the six months ended June 30, 2026 compared to the same period in 2025, as certain of our rigs under management contract agreements were suspended during the six months ended June 30, 2025, partially offset by one rig that is no longer earning management contract revenue following its contract termination in June 2025.

Gain on disposals
Gain on disposals, consisting of revenue from the sale of long-lived assets, decreased by $0.3 million to $0.1 million for the six months ended June 30, 2026 compared to $0.4 million for the same period in 2025.
Total operating expenses
Total operating expenses, consisting of rig operating and maintenance expenses, depreciation of non-current assets and general and administrative expenses, increased by $105.1 million to $433.1 million for the six months ended June 30, 2026 compared to $328.0 million for the same period in 2025.
Rig operating and maintenance expenses are costs associated with owning jack-up drilling rigs, including rigs in operation and idle rigs, the cost of rig personnel, insurance, consumables and supplies, equipment rental, and third-party maintenance and service costs. Rig operating and maintenance expenses increased by $87.8 million to $319.8 million for the six months ended June 30, 2026 compared to $232.0 million for the same period in 2025.
The increase is primarily due to an increase in repair and maintenance expenses as one rig prepares for its upcoming contracts in the Americas. The remaining increase is related to: (i) an increase due to the five rigs acquired in January 2026, (ii) an increase of $19.9 million as a result of the provision for credit losses (iii) an increase due to one rig in West Africa and two rigs in the Americas that were operating or preparing for contracts during the six months ended June 30, 2026 but were not operating for the full duration of the comparative period, and (iv) an increase in costs related to one rig that began operations in the Middle East and North Africa region in April 2025.
These increases were partially offset by lower expenses from three rigs, one in West Africa, and two in the Americas. The decrease for the rig in West Africa was due to a decrease in amortization of deferred costs. The decrease in operating expenses for one of the rigs in the Americas is a result of the temporary suspension of the rig in the six month ended June 30, 2025, as during this period the operating and maintenance expenses were incurred by the Company, versus, prior and subsequent to the suspension, these expenses were recognized by our equity method investment, Perfomex. The other rig in the Americas incurred lower costs following the termination of its sanctions-related contract in November 2025.
Depreciation of non-current assets, primarily our jack-up drilling rigs, increased by $13.4 million to $86.0 million for the six months ended June 30, 2026, compared to $72.6 million for the same period in 2025. The increase is primarily a result of the addition of five jack-up drilling rigs in January 2026 coupled with additions in capitalized drilling equipment and long-term maintenance projects.
General and administrative expenses include personnel and facilities costs related to our management and our administrative and support departments. General and administrative expenses increased by $3.9 million to $27.3 million for the six months ended June 30, 2026 compared to $23.4 million for the same period in 2025. The increase is primarily due to an increase in personnel costs and professional fees.
Other non-operating income
Other non-operating income of $6.0 million in the three and six months ended June 30, 2026 relates to lump-sum proceeds received for the release of operating restrictions for a rig sold in a prior period.
Loss from equity method investments
Loss from equity method investments represents our portion of losses related to our two Mexico-based joint ventures. Loss from equity method investments decreased by $0.5 million to $1.5 million for the six months ended June 30, 2026 compared to $2.0 million for the same period in 2025.
Total financial expenses, net
Total financial expenses, net, consisting of interest income, interest expense and other financial expenses, net, increased $180.1 million to a loss of $299.2 million for the six months ended June 30, 2026 compared to $119.1 million for the same period in 2025.
Interest expense increased by $184.3 million to $299.6 million for the six months ended June 30, 2026, compared to $115.3 million in the same period in 2025. This increase was primarily due to the loss on debt extinguishment of $176.3 million for the six months ended June 30, 2026 related to the partial or complete payoff of the Convertible Bonds due 2028, the 2028 Notes and the 2030 Notes, which includes the proportional write-off of deferred finance fees, debt premiums and debt discounts and repayment premiums made to the holders of such debt to induce or facilitate the extinguishment of the debt. The remaining increase was attributable to debt increases in 2026 compared to 2025 related to $150.0 million seller’s credit incurred in January 2026, and an increase in outstanding notes and convertible debt instruments.
Other financial expenses, net, decreased by $1.9 million to $3.0 million for the six months ended June 30, 2026, compared to $4.9 million in the same period in 2025. This was primarily due to a $4.4 million financing fee in the six months ended June 30, 2025 with no corresponding financing fee in 2026, partially offset by $1.3 million foreign exchange loss for the six months ended June 30, 2026 compared to $1.5 million foreign exchange gain in the same period in 2025.
Income tax expense
Income tax expense increased by $4.6 million to $22.0 million for the six months ended June 30, 2026, compared to $17.4 million for the same period in 2025. This is primarily due to an increase in deferred taxes of $5.0 million. See also Note 9 - Taxation.
Non-GAAP Financial Measures
Adjusted EBITDA
In addition to disclosing financial results in accordance with U.S. GAAP, this report includes the non-GAAP financial measure, Adjusted EBITDA. We believe that this non-GAAP financial measure provides useful supplemental information about the financial performance of our business, enables comparison of financial results between periods, where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.
Adjusted EBITDA
A reconciliation of net (loss) / income attributable to shareholders to Adjusted EBITDA is as follows:

	Six months ended
In $ millions	June 30, 2026	June 30, 2025	Change	% Change
Net (loss) / income attributable to shareholders	(270.4)	18.2	(288.6)	(1586)%
Depreciation of non-current assets	86.0	72.6	13.4	18%
Other non-operating income	(6.0)	—	(6.0)	100%
Loss from equity method investments	1.5	2.0	(0.5)	(25)%
Interest income	(3.4)	(1.1)	(2.3)	(209)%
Interest expense	299.6	115.3	184.3	160%
Foreign exchange loss / (gain), net	1.3	(1.5)	2.8	187%
Other financial expenses	1.7	6.4	(4.7)	(73)%
Income tax expense	22.0	17.4	4.6	26%
Adjusted EBITDA	132.3	229.3	(97.0)	(42)%
Adjusted EBITDA decreased by $97.0 million to $132.3 million for the six months ended June 30, 2026 compared to $229.3 million for the same period in 2025.
This non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Adjusted EBITDA	Net (loss) / income attributable to shareholders	Net (loss) / income adjusted for: depreciation of non-current assets; other non-operating income; loss from equity method investments; total financial expenses, net; and income tax expense.
Increases the comparability of total business performance from period-to-period and against the performance of other companies by excluding the results of our equity method investments and removing the impact of depreciation, financing and tax items.

We believe that Adjusted EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although Adjusted EBITDA has significant limitations, including not reflecting our cash requirements for capital or deferred costs, rig reactivation costs, newbuild rig activation costs, contractual commitments, taxes, working capital or debt service. Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.
Liquidity and Capital Resources
We have historically required liquidity to fund our operations and to build or acquire, as well as maintain, our fleet of jack-up drilling rigs. We have typically met our liquidity needs principally from offerings of equity shares, issuances of debt securities and drawings under loans, including revolving credit facilities, issuances of convertible bonds and notes, as well as available cash and cash equivalents and cash generated from operations.
As of June 30, 2026, we had $223.6 million in cash and cash equivalents and $1.0 million in restricted cash.
Our shares are listed on the NYSE and on the Oslo Stock Exchange under the ticker “BORR”.
Our Indebtedness
As of June 30, 2026, we had total outstanding borrowings of $2,529.2 million, gross of capitalized borrowing costs, debt discounts and debt premiums, of which none matures within twelve months of June 30, 2026.
Cash Flows
The table below sets forth cash flow information for the periods presented:

	Six months ended
In $ millions	June 30, 2026	June 30, 2025	Change	% Change
Net cash provided by operating activities	26.3	145.0	(118.7)	(82)%
Net cash used in investing activities	(185.2)	(38.5)	(146.7)	(381)%
Net cash provided by / (used in) financing activities	2.8	(75.6)	78.4	104%
Net (decrease) / increase in cash and cash equivalents and restricted cash	(156.1)	30.9	(187.0)	(605)%
Cash and cash equivalents and restricted cash at beginning of period	380.7	62.5	318.2	509%
Cash and cash equivalents and restricted cash at end of period	224.6	93.4	131.2	140%
Net cash provided by operating activities
Net cash provided by operating activities was $26.3 million during the six months ended June 30, 2026, compared to $145.0 million during the same period in 2025. The decrease of $118.7 million was primarily due to an increase in rig operating expenses during the period, a decrease in revenues and working capital movements. Working capital movements include the effect of approximately $119.9 million in cash settlements received during the six months ended June 30, 2025 from our Mexico operations, which did not recur in 2026. Included within net cash provided by operating activities during the six months ended June 30, 2026, are interest payments of $121.8 million and income tax payments of $21.8 million, compared with interest payments of $104.4 million and income tax payments of $37.7 million during the same period in 2025.

Net cash used in investing activities
Net cash used in investing activities of $185.2 million for the six months ended June 30, 2026 primarily consisted of $190.9 million in additions to jack-up rigs, consisting of $175.1 million to complete the acquisition of five rigs in January 2026 and $15.8 million, primarily related to long-term maintenance and drilling equipment, partially offset by $6.0 million of proceeds received for the release of operating restrictions for a rig sold in a prior period.
Net cash used in investing activities of $38.5 million for the six months ended June 30, 2025 was primarily due to $38.4 million in additions to jack-up rigs, largely activation and long-term maintenance costs.
Net cash provided by / (used in) financing activities
Net cash provided by financing activities of $2.8 million for the six months ended June 30, 2026 consists of $2,291.3 million in net proceeds from the issuance of $1,999.3 million of our New Notes and $292.0 million from the issuance of our Convertible Notes and $4.6 million of proceeds from the exercise of share options, largely offset by $2,293.1 million in repayments of debt including $1,234.8 million related to our 2028 Notes, $835.6 million related to our 2030 Notes and $222.7 million related to our Convertible Bonds due 2028.
Net cash used in financing activities of $75.6 million for the six months ended June 30, 2025 consists of $70.7 million in repayments of debt including $53.0 million of our 2028 Notes and $17.7 million of our 2030 Notes, $4.7 million in cash distributions to shareholders and $0.2 million in purchases of shares.

BORR DRILLING LIMITED
INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended		For the six months ended
(In $ millions, except per share data)	Notes	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating revenues
Dayrate revenue		187.7	238.5	397.2	440.7
Bareboat charter revenue	13	32.9	20.3	59.5	27.9
Management contract revenue		11.7	8.9	22.6	15.7
Total operating revenues	4	232.3	267.7	479.3	484.3

Gain on disposals		0.1	—	0.1	0.4

Operating expenses
Rig operating and maintenance expenses		(175.1)	(122.2)	(319.8)	(232.0)
Depreciation of non-current assets	12	(43.5)	(36.7)	(86.0)	(72.6)
General and administrative expenses		(13.5)	(12.3)	(27.3)	(23.4)
Total operating expenses		(232.1)	(171.2)	(433.1)	(328.0)

Operating income		0.3	96.5	46.3	156.7

Other non-operating income		6.0	—	6.0	—
Loss from equity method investments	6	(0.3)	(0.2)	(1.5)	(2.0)

Financial income / (expenses), net
Interest income		1.7	0.5	3.4	1.1
Interest expense	7	(236.4)	(57.2)	(299.6)	(115.3)
Other financial (expenses) / income, net	8	(1.8)	0.3	(3.0)	(4.9)
Total financial expenses, net		(236.5)	(56.4)	(299.2)	(119.1)

(Loss) / income before income taxes		(230.5)	39.9	(248.4)	35.6

Income tax expense	9	(10.9)	(4.8)	(22.0)	(17.4)
Net (loss) / income attributable to shareholders		(241.4)	35.1	(270.4)	18.2
Total comprehensive (loss) / income attributable to shareholders		(241.4)	35.1	(270.4)	18.2

Basic (loss) / income per share	10	(0.79)	0.15	(0.88)	0.08
Diluted (loss) / income per share	10	(0.79)	0.14	(0.88)	0.08
Weighted-average shares outstanding - basic	10	307,391,018	238,907,129	307,653,974	241,134,285
Weighted-average shares outstanding - diluted	10	307,391,018	273,877,730	307,653,974	242,362,500
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ millions, except shares and per share data)	Notes	June 30, 2026	December 31, 2025
ASSETS		Unaudited	Audited
Current assets
Cash and cash equivalents		223.6	379.7
Restricted cash		1.0	1.0
Trade receivables, net		192.5	191.8
Prepaid expenses		12.8	8.3
Deferred costs	5	27.5	29.3
Accrued revenue	5	108.2	132.9
Due from related parties	19	3.9	2.3
Other current assets	11	27.3	23.1
Total current assets		596.8	768.4

Non-current assets
Property, plant and equipment	12	1.8	2.0
Jack-up drilling rigs, net	12	3,036.5	2,742.7
Equity method investments	6	10.3	11.8
Other non-current assets	14	50.9	100.7
Total non-current assets		3,099.5	2,857.2
Total assets		3,696.3	3,625.6

LIABILITIES AND EQUITY
Current liabilities
Trade payables		61.6	33.8
Accrued expenses	15	89.1	76.0
Short-term accrued interest		21.0	31.2
Short-term debt	17	—	129.3
Short-term deferred revenue	5	21.6	24.2
Other current liabilities	16	42.4	56.2
Total current liabilities		235.7	350.7

Non-current liabilities
Long-term debt	17	2,485.3	2,021.0
Long-term deferred revenue	5	12.2	29.5
Other non-current liabilities		1.5	1.8
Total non-current liabilities		2,499.0	2,052.3
Total liabilities		2,734.7	2,403.0
Commitments and contingencies	18	—	—

Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 365,000,000 (2025: 365,000,000) shares, issued 315,400,000 (2025: 315,400,000) shares and outstanding 308,512,741 (2025: 307,215,419) shares	21	31.6	31.6
Treasury shares		(6.4)	(18.1)
Additional paid in capital		519.6	521.9
Contributed surplus		1,919.0	1,919.0
Accumulated deficit		(1,502.2)	(1,231.8)
Total equity		961.6	1,222.6
Total liabilities and equity		3,696.3	3,625.6
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended		For the six months ended
(In $ millions)	Notes	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Cash flows from operating activities
Net (loss) / income		(241.4)	35.1	(270.4)	18.2
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Non-cash share-based compensation expense		2.2	2.6	4.8	6.0
Provision for credit losses	5	11.5	—	19.9	—
Depreciation of non-current assets	12	43.5	36.7	86.0	72.6
Other non-operating income		(6.0)	—	(6.0)	—
Amortization of deferred costs	5	11.7	14.5	22.1	24.7
Amortization of deferred revenue	5	(11.2)	(14.3)	(24.3)	(22.1)
Loss on debt extinguishment	7	176.3	—	176.3	—
Amortization of debt discount	7	1.1	1.7	2.8	3.4
Amortization of debt premium	7	(0.4)	(0.7)	(1.1)	(1.4)
Amortization of deferred finance charges	7	2.4	3.2	6.4	6.4
Non-cash financing fee	8	—	0.2	—	4.4
Loss from equity method investments	6	0.3	0.2	1.5	2.0
Deferred income tax	9	(1.2)	(5.5)	(1.0)	(6.0)
Change in assets and liabilities:
Amounts due from related parties		(2.7)	0.9	(1.6)	75.3
Trade payables and accrued expenses		27.0	8.0	45.7	(14.6)
Accrued interest		(58.8)	(45.3)	(6.6)	2.5
Other current and non-current assets		33.3	(60.7)	(18.9)	(42.2)
Other current and non-current liabilities		(9.4)	29.7	(9.3)	15.8
Net cash (used in) / provided by operating activities		(21.8)	6.3	26.3	145.0

Cash flows from investing activities
Purchase of property, plant and equipment		—	—	(0.3)	(0.1)
Proceeds from other non-operating activities		6.0	—	6.0	—
Additions to jack-up drilling rigs		(8.3)	(13.4)	(190.9)	(38.4)
Net cash used in investing activities		(2.3)	(13.4)	(185.2)	(38.5)

Cash flows from financing activities
Repayment of debt	17	(2,293.1)	(70.7)	(2,293.1)	(70.7)
Cash distributions paid		—	—	—	(4.7)
Debt proceeds, net of issuance costs	17	2,291.3	—	2,291.3	—
Purchase of treasury shares		—	—	—	(0.2)
Proceeds from exercise of share options		3.6	—	4.6	—
Net cash provided by / (used in) financing activities		1.8	(70.7)	2.8	(75.6)

Net (decrease) / increase in cash and cash equivalents and restricted cash		(22.3)	(77.8)	(156.1)	30.9
Cash and cash equivalents and restricted cash at the beginning of the period		246.9	171.2	380.7	62.5
Cash and cash equivalents and restricted cash at the end of the period		224.6	93.4	224.6	93.4

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended		For the six months ended
(In $ millions)	Notes	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Supplementary disclosure of cash flow information
Interest paid		(115.8)	(98.3)	(121.8)	(104.4)
Income taxes paid		(15.1)	(20.8)	(21.8)	(37.7)
Non-cash additions to jack-up drilling rigs financed by long-term debt		—	—	150.0	—
Non-cash offset of other current and non-current assets and jack-up rigs		1.2	(8.5)	2.8	(9.1)

(In $ millions)	June 30, 2026	December 31, 2025
Cash and cash equivalents	223.6	379.7
Restricted cash	1.0	1.0
Total cash and cash equivalents and restricted cash	224.6	380.7
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

BORR DRILLING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In $ millions, except share numbers)	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as of December 31, 2024	244,926,821	26.5	(20.9)	340.8	1,923.7	(1,276.8)	993.3
Cancellation of treasury shares	—	(2.0)	2.0	—	—	—	—
Repurchase of treasury shares	(50,000)	—	(0.2)	—	—	—	(0.2)
Movement in treasury shares	(5,568,265)	—	(0.6)	0.6	—	—	—
Share-based compensation	—	—	—	3.4	—	—	3.4
Distribution to shareholders	—	—	—	—	(4.7)	—	(4.7)
Total comprehensive loss	—	—	—	—	—	(16.9)	(16.9)
Balance as of March 31, 2025	239,308,556	24.5	(19.7)	344.8	1,919.0	(1,293.7)	974.9
Movement in treasury shares	(3,083,690)	—	(0.3)	0.3	—	—	—
Share-based compensation	—	—	—	2.6	—	—	2.6
Total comprehensive income	—	—	—	—	—	35.1	35.1
Balance as at June 30, 2025	236,224,866	24.5	(20.0)	347.7	1,919.0	(1,258.6)	1,012.6

(In $ millions, except share numbers)	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Contributed Surplus	Accumulated deficit	Total equity
Balance as of December 31, 2025	307,215,419	31.6	(18.1)	521.9	1,919.0	(1,231.8)	1,222.6
Share-based compensation	485,656	—	2.0	1.6	—	—	3.6
Total comprehensive loss	—	—	—	—	—	(29.0)	(29.0)
Balance as of March 31, 2026	307,701,075	31.6	(16.1)	523.5	1,919.0	(1,260.8)	1,197.2
Movement in treasury shares	(1,700,000)		(0.2)	0.2			—
Share based compensation	2,511,666		9.9	(4.1)			5.8
Total comprehensive loss						(241.4)	(241.4)
Balance as at June 30, 2026	308,512,741	31.6	(6.4)	519.6	1,919.0	(1,502.2)	961.6
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

BORR DRILLING LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - General Information
Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. We are listed in the United States (“U.S.”) on the New York Stock Exchange (“NYSE”) and in Norway on the Oslo Stock Exchange (“OSE”) under the ticker “BORR”. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry. Our primary business is the ownership, contracting and operation of modern jack-up drilling rigs for operations in shallow-water areas (i.e., in water depths up to approximately 400 feet), including the provision of related equipment and work crews to conduct drilling of oil and gas wells and workover operations for exploration and production customers. As of June 30, 2026, we had 29 premium jack-up rigs.
As used herein, and unless otherwise required by the context, the terms “Company”, “Borr”, “we”, “Group”, “our” and words of similar nature refer to Borr Drilling Limited and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.
Note 2 - Basis of Preparation and Accounting Policies
Basis of preparation
The unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”). The unaudited condensed consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 26, 2026. The Consolidated Balance Sheet data as of December 31, 2025 was derived from our audited annual financial statements. The amounts are presented in millions of United States dollars (“U.S. dollar” or “$”), unless otherwise stated. The financial statements have been prepared on a going concern basis and include, in management's opinion, all adjustments necessary for fair presentation of the interim periods presented.
Certain prior period amounts in the unaudited condensed consolidated financial statements and accompanying notes have been reclassified to conform to the current period's presentation.
Significant accounting policies
The Company’s accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2025.
Use of estimates
The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, among others, the following: collectability of receivables, fair market value of acquired rigs and impairment assessment of long-lived assets. We based our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates.
Note 3 - Recently Issued Accounting Standards
Adoption of new accounting standards
In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2024-04 Debt—Debt with Conversion and Other Options (Subtopic 470-20). This ASU clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. Specifically, an inducement offer is required to provide the debt holder with, at a minimum, the form and amount of consideration issuable under the conversion privileges. An entity should assess whether this criterion is satisfied as of the date the inducement offer is accepted by the holder. If the convertible debt had been exchanged or modified (without being deemed substantially different) within the one-year period leading up to the offer acceptance date, an entity should compare the terms provided in the inducement offer with the terms that existed one year before the offer acceptance date. This ASU was adopted prospectively and is effective for the Company from January 1, 2026. There was no impact resulting from these amendments on our unaudited condensed consolidated financial statements or related disclosures for the six months ended June 30, 2026, however, this may have an impact on the accounting for future settlement of convertible debt instruments.

In July 2025, the FASB issued ASU 2025-05: Financial Instruments—Credit Losses (Topic 326). This ASU provides that all entities may elect a practical expedient to assume when developing reasonable and supportable forecasts are part of estimating expected credit losses that current conditions as of the balance sheet date do not change for the remaining life of the asset. The practical expedient from this ASU was adopted and is effective for the Company from January 1, 2026. There was no impact resulting from these amendments on our unaudited condensed consolidated financial statements or related disclosures for the six months ended June 30, 2026, however, this may have an impact on the accounting for future expected credit losses.
Accounting pronouncements issued but not yet adopted

Standard	Description	Date of Adoption	Timing and Effect of Adoption
ASU 2024-03: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)
This ASU requires that a company, in the notes to its financial statements at each interim and annual reporting period:
(1) discloses the amounts included in each relevant expense caption of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization for oil and gas producing activities;
(2) includes certain amounts that are required to be disclosed under current GAAP in the same disclosure as the disaggregation requirements in this ASU;
(3) discloses a qualitative description of the amounts remaining in relevant expense captions that are not disaggregated; and
(4) discloses the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.
An entity is not precluded from providing additional voluntary disclosures that may provide investors with additional decision-useful information.
		January 1, 2027	An impact to our related disclosures is expected.
The FASB have issued further updates not included above. We do not currently expect any of these updates to have a material impact on our consolidated financial statements and related disclosures either on transition or in future periods.
Note 4 - Segment Information
We view our operations and manage our business as a single operating segment, our dayrate segment, based on the information provided to our chief operating decision maker (“CODM”). We have defined our CODM as the Board of Directors of the Company. Our key performance metric is operating income as presented in our Unaudited Condensed Consolidated Statements of Operations. The significant segment expense categories regularly provided to our CODM include our rig operating and maintenance expenses and our general and administrative expenses, as presented in our Unaudited Condensed Consolidated Statements of Operations. Total assets, as presented on our Unaudited Condensed Consolidated Balance Sheet, is attributable to our single operating segment.
Geographic data
Revenues for our drilling activities are attributed to geographical areas based on the countries where we operate and generate revenue.

Our revenues by geographic area are as follows:

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
West Africa	75.1	71.6	142.5	140.1
The Americas	49.6	54.4	96.5	90.5
Middle East and North Africa	45.0	51.7	98.9	72.1
Southeast Asia	43.4	79.7	104.6	151.6
Europe	19.2	10.3	36.8	30.0
Total	232.3	267.7	479.3	484.3
The net book value of our jack-up rigs by geographic area is as follows:

(In $ millions)	June 30, 2026	December 31, 2025
The Americas	886.8	940.8
Southeast Asia	848.0	782.3
Middle East and North Africa	582.6	511.0
West Africa	533.3	421.1
Europe	185.8	87.5
Total	3,036.5	2,742.7
Asset locations at the end of a period are not necessarily indicative of the geographical distribution of the revenue or operating profits generated by such assets during the associated periods.
Major customers
The following customers accounted for more than 10% of our dayrate revenues in one or more of the periods presented:

	For the three months ended		For the six months ended
(In % of operating revenues)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Irish Energy Drilling Assets, DAC	13%	9%	12%	8%
ENI S.p.A	11%	20%	14%	22%
PTT Exploration and Production Public Company Limited	1%	12%	3%	13%
Total	25%	41%	29%	43%
Note 5 - Contracts with Customers
Accrued revenues
Our accrued revenues are as follows:

(In $ millions)	June 30, 2026	December 31, 2025
Unbilled receivables	100.4	116.0
Other short-term accrued revenue (1)	7.8	16.9
Total short-term accrued revenue	108.2	132.9
Other long-term accrued revenue (2)	—	9.9
Total accrued revenue	108.2	142.8
(1) Accrued revenue includes the current portion of accrued demobilization revenue, blended rate revenue and customer retentions, which will be received upon contract termination.
(2) Non-current accrued revenue includes the non-current portion of accrued demobilization revenue, see Note 14 - Other Non-Current Assets.

Contract assets and liabilities
Contract assets and liabilities are created due to timing differences between the invoicing of customers and the timing of revenue recognition.
Contract assets consist primarily of accrued revenue, excluding unbilled receivables. Accrued revenue is recognized when the performance obligations are satisfied. Contract assets are recorded as accrued revenue and other non-current assets on the Unaudited Condensed Consolidated Balance Sheets based on the period they are expected to be invoiced.
Contract liabilities consist primarily of invoices issued in advance, which are recognized as revenue ratably over the firm term of the contract or advances from customers to be offset against future invoices. Contract liabilities are recorded as short-term or long-term deferred revenue on the Unaudited Condensed Consolidated Balance Sheets based on the period they are expected to be recognized.
Our contract assets and liabilities from our contracts with customers are as follows:

(In $ millions)	June 30, 2026	December 31, 2025
Other short-term accrued revenue	7.8	16.9
Other long-term accrued revenue	—	9.9
Total contract assets	7.8	26.8
Advances from customers (1)	(1.0)	(19.5)
Short-term deferred revenue	(21.6)	(24.2)
Long-term deferred revenue	(12.2)	(29.5)
Total contract liabilities	(34.8)	(73.2)
(1) Advances from customers relate to advances for certain contracts which is to be offset against future invoices, see Note 16 - Other Current Liabilities.
Total movements in our contract assets balances are as follows:

(In $ millions)
Balance as of December 31, 2025	26.8
Change in accrued revenue	2.8
Change in customer retentions	0.4
Change in unbilled variable rate revenue	(5.2)
Reclassification of contract assets and liabilities	(17.0)
Balance as of June 30, 2026	7.8
Total movements in our contract liabilities balances are as follows:

(In $ millions)
Balance as of December 31, 2025	73.2
Additions to deferred revenue	18.0
Recognition of deferred bareboat charter revenue	(2.0)
Change in advances from customers	(13.1)
Amortization of deferred revenue	(24.3)
Reclassification of contract assets and liabilities	(17.0)
Balance as of June 30, 2026	34.8

Timing of revenue
The Company derives its revenue from contracts with customers for the transfer of goods and services, from various activities performed both at a point in time and over time.

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Over time	223.5	256.6	460.2	467.6
Point in time	8.8	11.1	19.1	16.7
Total	232.3	267.7	479.3	484.3
Revenue on existing contracts, where performance obligations are unsatisfied or partially unsatisfied as of June 30, 2026, is expected to be recognized as follows:

	For the periods ending June 30,
(In $ millions)	2027	2028	2029	Total
Operating revenue	648.9	203.5	33.1	885.5
Contract costs
Deferred mobilization and contract preparation costs relate to costs incurred to prepare a rig for contract and delivery or to mobilize a rig to the drilling location. We defer pre‑operating costs, such as contract preparation and mobilization costs, and recognize such costs on a straight‑line basis, over the estimated firm period of the drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization period.
Deferred mobilization and contract preparation costs are as follows:

(In $ millions)	June 30, 2026	December 31, 2025
Current deferred costs	27.5	29.3
Non-current deferred costs (1)	21.8	29.4
Total deferred costs	49.3	58.7
(1) See Note 14 - Other Non-Current Assets.
Deferred costs decreased by $9.4 million during the six months ended June 30, 2026 from December 31, 2025 as a result of amortization of $22.1 million during the six months ended June 30, 2026, partially offset by additional deferred costs of $12.7 million.
Transfers of financial assets
During the year ended December 31, 2025, the Company entered into a factoring arrangement under which certain trade accounts receivable were sold to a third-party financial institution without recourse or repurchase obligations. The transfers met the conditions for sale accounting and, accordingly, the receivables were derecognized from our Unaudited Condensed Consolidated Balance Sheets upon transfer.
The Company received cash proceeds from factoring arrangements of $29.0 million during the six months ended June 30, 2026 (zero during the six months ended June 30, 2025) and the fair value and carrying amount of accounts receivable derecognized net of pass-through fees during the six months ended June 30, 2026 was $29.0 million (zero during the six months ended June 30, 2025). The Company did not recognize any gain or loss on sale of receivables and does not retain any beneficial interest or servicing responsibilities associated with the receivables sold.
Cash proceeds from the sale of receivables are classified as operating cash flows in the Unaudited Condensed Consolidated Statements of Cash Flows.
Parent company guarantee
In connection with the factoring arrangement, the Company obtained a parent company guarantee from the parent of the underlying customer for up to $42.8 million. This guarantee was reassigned to the financial institution as part of the transaction, and the Company no longer retains any rights, obligations or servicing responsibilities under the guarantee. The guarantee is subject to disclosure requirements but is not recognized on our Unaudited Condensed Consolidated Balance Sheets, as it was received and subsequently transferred.
Expected credit losses
Total movements in our allowance for credit losses for trade receivables, net are as follows:

(In $ millions)	Trade Receivables
Allowance for credit losses, as of December 31, 2025	—
Provision for credit losses	8.4
Allowance for credit losses, as of March 31, 2026	8.4
Write-off charged against allowance	(1.7)
Provision for credit losses	11.5
Allowance for credit losses, as of June 30, 2026	18.2
The Company determines its expected credit losses for assets with similar risk characteristics based on relevant historical information, as adjusted for current conditions as well as reasonable and supportable future expectations that affect collectability.
During the three months ended June 30, 2026, the Company recorded write-offs of $1.7 million against its allowance for expected credit losses which reflects the Company’s determination that these balances were no longer recoverable.
The provision for credit losses for the six months ended June 30, 2026, reflects the credit deterioration of certain customers. Provision for credit losses is recorded in rig operating and maintenance expenses in the Unaudited Condensed Consolidated Statements of Operations.
Note 6 - Equity Method Investments
We hold a 51% equity ownership interest in Perfomex and Perfomex II, two Mexico-based joint ventures with Proyectos Globales de Energia y Servicios CME, S.A. DE C.V. (“CME”) owning the remaining 49% interest in these joint ventures.
We have determined that these joint ventures are VIEs, and that we do not have the power to direct the decisions which most significantly impact their economic performance. Therefore, we are not considered to be the primary beneficiary of the VIEs, and our interests in the joint ventures should be accounted for under the equity method of accounting and shown as equity method investments on our Unaudited Condensed Consolidated Balance Sheets.
A roll forward of our investments in equity method investments is as follows:

(In $ millions)	Perfomex	Perfomex II	Borr Total
Balance as of December 31, 2025	6.0	5.8	11.8
Equity share in loss of investee	(0.6)	(0.9)	(1.5)
Balance as of June 30, 2026	5.4	4.9	10.3
For the three and six months ended June 30, 2026, Perfomex had active Drilling, Operation and Management Agreements for one Borr rig and two third-party owned rigs and provided onshore support services to the Company related to its operations in Mexico. For the three and six months ended June 30, 2026, Perfomex II held an active management agreement for two third-party owned rigs.

Note 7 - Interest Expense
Interest expense consists of the following:

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Loss on debt extinguishment (1)	(176.3)	—	(176.3)	—
Debt interest expense	(57.0)	(53.0)	(115.2)	(106.9)
Amortization of deferred finance charges	(2.4)	(3.2)	(6.4)	(6.4)
Amortization of debt discount	(1.1)	(1.7)	(2.8)	(3.4)
Amortization of debt premium	0.4	0.7	1.1	1.4
Total	(236.4)	(57.2)	(299.6)	(115.3)
(1) Loss on debt extinguishment for the three and six months ended June 30, 2026 relates to the $142.0 million loss associated with the repayment of the Senior Secured Notes due 2028 and 2030, $34.0 million associated with the repurchase of $195.2 million of the $250 million Unsecured Convertible Bonds due 2028 and $0.3 million associated with the extinguishment of the $34.0 million Senior Revolving Credit Facility.
Note 8 - Other Financial Expenses, net
Other financial expenses, net consists of the following:

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Bank commitment, guarantee and other fees	(1.1)	(0.8)	(2.2)	(2.1)
Foreign exchange (loss) / gain	(0.7)	1.4	(1.3)	1.5
Other financial (expenses) / income, net (1)	—	(0.3)	0.5	(4.3)
Total	(1.8)	0.3	(3.0)	(4.9)
(1) Other financial income / (expenses), net, for the six months ended June 30, 2025 include $4.4 million of financing fees related to payment settlement received from our Mexican customer.
Note 9 - Taxation
Borr Drilling Limited is a Bermuda company that operates through various subsidiaries, affiliates and branches in numerous countries throughout the world. We are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries, affiliates and branches operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.
With effect from January 1, 2026, the Bermuda Corporate Income Tax Act applies to Bermuda entities that are part of the Borr Drilling group. The Bermuda Corporate Income Tax Act applies a 15% tax rate to net taxable income of Bermuda entities. With effect from January 1, 2026, the Borr Drilling group is also subject to the 15% global minimum tax introduced by the Global Anti-Base Erosion Model Rules (Pillar Two) initiative of the Organization for Economic Co-operation and Development (“OECD”).
Total (loss) / income before income taxes consists of the following, by jurisdiction:

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Bermuda	(172.3)	105.2	(167.6)	67.0
Foreign	(58.2)	(65.3)	(80.8)	(31.4)
Total	(230.5)	39.9	(248.4)	35.6

Income tax (expense) / benefit consists of the following:

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Current tax expense	(12.1)	(10.3)	(23.0)	(23.4)
Change in deferred tax	1.2	5.5	1.0	6.0
Total	(10.9)	(4.8)	(22.0)	(17.4)
Changes in our effective tax rate from period to period are primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions and methods of taxation in these jurisdictions vary greatly, there is minimal direct correlation between the income tax (expense) benefit and income (loss) before taxes. We used a discrete effective tax rate method to calculate income taxes.
The deferred tax assets, net of valuation allowance, related to our net operating losses and timing differences related to property, plant and equipment were primarily generated in the United Kingdom, Mexico and Mauritius and do not expire. We recognize a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if estimates of future taxable income change.
Note 10 - Loss Per Share
The computation of basic earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period, consisting of common shares outstanding less treasury shares (see Note 21 - Shareholders’ Equity).
In the computation of diluted EPS, the dilutive impact of the Company’s share options, restricted share units (“RSUs”) and performance share units (“PSUs”) is calculated using the “treasury stock” method and the dilutive impact of the Company's convertible securities is calculated using the “if converted” method.

	For the three months ended		For the six months ended
(In $ except share data)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Basic (loss) / income per share	(0.79)	0.15	(0.88)	0.08
Diluted (loss) / income per share	(0.79)	0.14	(0.88)	0.08
Issued common shares at the end of the period	315,400,000	244,400,000	315,400,000	244,400,000

Net (loss) / income - basic	(241.4)	35.1	(270.4)	18.2
Convertible bond interest using the if converted method	—	3.0	—	—
Net (loss) / income - diluted	(241.4)	38.1	(270.4)	18.2

Weighted average number of shares outstanding during the period, basic	307,391,018	238,907,129	307,653,974	241,134,285
Dilutive effect of convertible bonds and notes, share options, RSUs and PSUs	—	34,970,601	—	1,228,215
Weighted average number of shares outstanding during the period, diluted	307,391,018	273,877,730	307,653,974	242,362,500

The effects of the following potential share issuances, including our Convertible Bonds due 2028 and Convertible Notes (each as defined in Note 17 - Debt), share options, RSUs and PSUs, have been excluded from the calculation of diluted EPS for each of the periods presented because the effects were anti-dilutive, as follows:

	For the three months ended		For the six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Convertible Bonds due 2028	6,371,079	—	6,371,079	34,507,611
Convertible Notes	37,500,000	—	37,500,000	—
Share options	9,051,662	8,689,997	9,051,662	8,689,997
RSUs	2,048,057	750,000	2,048,057	750,000
PSUs	1,621,130	750,000	1,621,130	886,610
Note 11 - Other Current Assets
Other current assets consist of the following:

(In $ millions)	June 30, 2026	December 31, 2025
Tax receivables and assets	15.1	12.8
Client reimbursables	7.8	6.3
Fuel	2.9	2.1
Deferred finance charges	—	0.8
Other	1.5	1.1
Total	27.3	23.1
Note 12 - Property, Plant and Equipment and Jack-Up Drilling Rigs, net
The carrying values of our property, plant and equipment and jack-up rigs are as follows:

(In $ millions)	June 30, 2026	December 31, 2025
Property plant and equipment	11.6	11.3
Less accumulated depreciation	(9.8)	(9.3)
Property, plant and equipment, net	1.8	2.0

Jack-up drilling rigs	3,996.6	3,617.8
Less accumulated depreciation	(960.1)	(875.1)
Jack-up drilling rigs, net	3,036.5	2,742.7
The Company recognized depreciation expense of $43.5 million and $86.0 million for the three and six months ended June 30, 2026 ($36.7 million and $72.6 million for the three and six months ended June 30, 2025).
Acquisition of jack-up drilling rigs
In December 2025, the Company entered into an agreement to acquire five premium jack-up rigs from Noble Corporation for a total purchase price of $360.0 million. The Company completed the asset acquisition of the five rigs in January 2026.
Impairment
During the six months ended June 30, 2026, we considered whether indicators of impairment were present that suggested the carrying amounts of our long-lived assets may not be recoverable as of June 30, 2026. We concluded that no such events or changes in circumstances have occurred to warrant a change in the assumptions utilized in the December 31, 2025 impairment tests of our jack-up rig fleet. Therefore, the Company recognized zero impairment expense for the six months ended June 30, 2026 (zero for the six months ended June 30, 2025). We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Note 13 - Leases
We have various operating leases, principally for office space, storage facilities and operating equipment, which expire on various dates.
Supplemental balance sheet information related to leases is as follows:

(In $ millions)	June 30, 2026	December 31, 2025
Operating lease right-of-use assets, net	1.6	0.8
Current operating lease liabilities	0.6	0.2
Non-current operating lease liabilities	0.9	0.6
Our weighted average remaining lease term for our operating leases is 2.5 years. The weighted-average discount rate of our operating leases is 8.16%.
Components of lease expenses are comprised of the following:

(In $ millions)	For the three months ended		For the six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Rig operating and maintenance expenses	5.6	4.0	10.2	8.3
General and administrative expenses	0.6	0.6	1.3	1.2
Operating lease expense	6.2	4.6	11.5	9.5
The future minimum leases payments under the Company’s non-cancellable operating leases are as follows:

(In $ millions)	June 30, 2026
2026	0.4
2027	0.8
2028	0.5
Total Minimum Lease Payments	1.7
Less: Imputed interest	(0.2)
Present value of operating liabilities	1.5
Rental income
Bareboat charter revenues from operating leases for the three and six months ended June 30, 2026 of $32.9 million and $59.5 million, respectively, and three and six months ended June 30, 2025 of $20.3 million and $27.9 million, respectively, have been recognized as “Bareboat charter revenue” in the Unaudited Condensed Consolidated Statements of Operations.
The increase in bareboat charter revenue was primarily due to a higher number of operating days in the period, driven by two of the rigs acquired in January 2026, which were operating under a bareboat charter agreement for much of the six months ended June 30, 2026 and two of our rigs which were suspended for a significant period in 2025.
The minimum future revenues to be received under the Company's operating leases on its jack-up rigs as of June 30, 2026, are as follows:

(In $ millions)	June 30, 2026
2026	68.6
2027	106.9
2028	35.8
Total minimum contractual future revenues	211.3

The cost and accumulated depreciation for jack-up rigs leased to third parties as of June 30, 2026 were $829.3 million and $175.2 million, respectively. The cost and accumulated depreciation of jack-up rigs leased to third parties as of December 31, 2025 were $687.8 million and $158.5 million, respectively.
Note 14 - Other Non-Current Assets
Other long-term assets consist of the following:

(In $ millions)	June 30, 2026	December 31, 2025
Deferred tax asset, net	23.0	22.3
Deferred costs (see Note 5 - Contracts with Customers)	21.8	29.4
Deferred finance charges	4.5	2.1
Deposit for acquisition of jack-up rigs (1)	—	36.0
Accrued revenue	—	9.9
Other	1.6	1.0
Total	50.9	100.7
(1) Deposit amount as of December 31, 2025 is in connection with the agreement to acquire five premium jack-up rigs from Noble Corporation (See Note 12 - Property, Plant and Equipment and Jack-Up Drilling Rigs, net ).
Note 15 - Accrued Expenses
Accrued expenses include professional fees, management fees and other accrued expenses relating to rig operations and consist of the following:

(In $ millions)	June 30, 2026	December 31, 2025
Accrued payroll and bonus	10.5	12.4
Other accrued expenses	78.6	63.6
Total	89.1	76.0
Note 16 - Other Current Liabilities
Other current liabilities consist of the following:

(In $ millions)	June 30, 2026	December 31, 2025
Other taxes payable and liabilities (1)	26.1	21.8
Corporate income taxes payable	9.7	8.5
Accrued end of service benefits	4.1	4.3
Advances from customer (see Note 5 - Contracts with Customers)	1.0	19.5
Other	1.5	2.1
Total	42.4	56.2
(1) Other taxes payable and liabilities includes withholding tax, payroll tax, VAT and other indirect tax related liabilities.

Note 17 - Debt
Short-term debt consists of net current amounts due under long-term debt as follows:

(In $ millions)	June 30, 2026	December 31, 2025
2028 Notes	—	101.0
2030 Notes	—	42.6
2032 Notes	—	—
2034 Notes	—	—
Principal Outstanding	—	143.6
Deferred finance charges	—	(10.2)
Debt discount	—	(6.8)
Debt premium	—	2.7
Carrying Value Short-Term Debt	—	129.3
Long-term debt consists of the following:

(In $ millions)	June 30, 2026	December 31, 2025
2028 Notes	—	1,077.6
2030 Notes	—	749.4
2032 Notes	1,100.0	—
2034 Notes	935.0	—
Convertible Bonds due 2028	44.2	239.4
Convertible Notes	300.0	—
Seller’s Credit	150.0	—
Principal Outstanding	2,529.2	2,066.4
Deferred Finance Charges	(43.9)	(34.8)
Debt discount	—	(17.1)
Debt premium	—	6.5
Carrying Value Long-Term Debt	2,485.3	2,021.0
The scheduled maturities of our debt are as follows:

(In $ millions)	June 30, 2026
2026	—
2027	50.9
2028	146.0
2029	101.8
2030	101.8
2031	101.8
Thereafter	2,026.9
Total	2,529.2
Senior Secured Notes due 2028 and 2030
The Company’s wholly owned subsidiary Borr IHC Limited, and certain other subsidiaries originally issued senior secured notes in two series on November 7, 2023 (the “Original Notes”). One series of Original Notes bears a coupon rate of 10.000% per annum and matures on November 15, 2028 (the “2028 Notes”) and the other series of Notes bears a coupon rate of 10.375% per annum and matures on November 15, 2030 (the “2030 Notes”). Interest, payable semi-annually in arrears, and amortization on the Original Notes was payable on May 15 and November 15 of each year from 2024.

For the 2028 Notes, the Company issued principal amounts in 2024 of $350.0 million at 102.5% of par plus accrued interest, raising gross proceeds of $369.6 million and in 2023 of $1,025.0 million at 97.750% of par, raising proceeds of $1,001.9 million.
For the 2030 Notes, the Company issued principal amounts in 2025 of $165.0 million at 100% of par plus accrued interest, raising gross proceeds of $166.6 million, in 2024 of $175.0 million at 102.5% of par plus accrued interest, raising gross proceeds of $188.1 million and in 2023 of $515.0 million at 97.000% of par, raising proceeds of $499.5 million.
In June 2026, the Company used a portion of the proceeds from the issuance of the New Notes, defined below, to redeem or repurchase all outstanding Original Notes, representing $1,128.1 million aggregate principal amount of the 2028 Notes and $770.7 million aggregate principal amount of the 2030 Notes, for cash consideration of $2,009.0 million, including accrued interest.
Senior Secured Notes due 2032 and 2034
In June 2026, the Company’s wholly owned subsidiary Borr IHC Limited, and its direct subsidiary, Borr Finance LLC, issued, at par, $2,035.0 million aggregate principal amount of senior secured notes in two series, consisting of (i) $1,100.0 million aggregate principal amount of 8.750% senior secured notes due 2032 (the “2032 Notes”) and (ii) $935.0 million aggregate principal amount of 9.000% senior secured notes due 2034 (the “2034 Notes”, and together with the 2032 Notes, the “New Notes”). The New Notes indenture allows for issuances of additional notes, subject to certain conditions.
The 2032 Notes mature on January 15, 2032 and the 2034 Notes mature on January 15, 2034. Interest on the New Notes is payable semi-annually in arrears on January 15 and July 15 of each year, beginning January 2027. The New Notes amortize at a rate equal to 5.00% of the original principal amount per annum, payable semi-annually at a price equal to 102.5% on January 15 and July 15 of each year, beginning July 2027. The New Notes indenture contains covenants that, among other things, restrict the ability of the Company to pay or make certain dividends, distributions, investments and other restricted payments. The New Notes are secured by the same security that secures the SSRCF (as defined below) and the Company’s $45.0 million senior secured guarantee facility (the “Guarantee Facility”).
A portion of the proceeds from the issuance of the New Notes in June 2026 was used to repurchase or redeem the 2028 Notes and the 2030 Notes, as discussed above, and to pay fees and expenses related to such redemption or repurchase and related to the offering of the New Notes, with any remaining proceeds used for general corporate purposes.
Unsecured Convertible Bonds due 2028
In February 2023, we issued $250.0 million of convertible bonds, which mature in February 2028 (the “Convertible Bonds due 2028”). The Convertible Bonds due 2028 have a coupon and effective interest rate of 5% per annum payable semi-annually in arrears. The terms and conditions governing the Convertible Bonds due 2028 contain customary events of default, including failure to pay any amount owed on the bonds when due, and certain restrictions, including, among others, restrictions on disposal of assets and our ability to carry out any merger or corporate reorganization, subject to exceptions.
The initial conversion price was $7.3471 per share, and the $250.0 million was convertible into 34.0 million common shares. Following the payment of a $0.32 per share cash distribution in 2024 and a $0.02 per share cash distribution in March 2025, the adjusted conversion price for the Convertible Bonds due 2028 is $6.9376 per share.
In March 2024, we repurchased $10.6 million principal amount of the Convertible Bonds due 2028 at an average price of 120.88% of par for a total consideration of $12.9 million, inclusive of accrued interest, and recognized a loss in “Other financial expenses, net” of $2.3 million. In April 2026, the Company used a portion of the proceeds from the issuance of the Convertible Notes, defined below, to repurchase $195.2 million aggregate principal amount of the Convertible Bonds due 2028.
As of June 30, 2026, the conversion price of the Convertible Bonds due 2028 is $6.9376 per share, convertible into 6.4 million common shares.
Unsecured Convertible Notes due 2033
In April 2026, we issued $300.0 million of unsecured convertible notes, which mature on May 1, 2033 (the “Convertible Notes”). The Convertible Notes have a coupon and effective interest rate of 3.5% per annum, payable semi-annually in arrears beginning November 2026. The terms and conditions governing our Convertible Notes contain customary events of default, including failure to pay any amount owed on the notes when due, and certain restrictions, including, among others, restrictions on disposal of all or substantially all of our assets and our ability to carry out any merger or corporate reorganization, subject to exceptions.

The proceeds of the Convertible Notes were primarily used to purchase or redeem the Convertible Bonds due 2028, as discussed above, as well as for general corporate purposes.
As of June 30, 2026, the conversion price of the Convertible Notes is $8.00 per share, convertible into 37.5 million common shares.
Seller’s Credit
In January 2026, the Company completed the Five-Rig Acquisition and entered into a $150 million seller’s credit with certain affiliates of the seller (the “Seller’s Credit”) to fund a portion of the consideration for the acquisition. The Seller’s Credit is secured by three of the five newly acquired rigs. The Seller’s Credit initially bears interest at a rate of 7.5% per annum, with certain predetermined interest rate increases thereafter, which rise to 15.0% per annum in February 2031. Interest payments for the first 18 months can, at the Company’s discretion and in lieu of payment in cash, be added to the outstanding principal of the Seller’s Credit subject to an associated step-up in the interest rate. The Seller’s Credit matures in January 2032.
Super Senior Revolving Credit Facility
In June 2026, the Company entered into an amendment and restatement agreement for its super-senior secured revolving credit facility (the “SSRCF”) to, among other things, increase the commitments to $250.0 million, reduce the margin to 3.00% per annum (subject to certain adjustments) and extend the termination date to the earlier of June 10, 2031 and six months prior to the final maturity date of the 2032 Notes. The SSRCF is secured on a super senior basis by the same security that secures the New Notes and the Guarantee Facility. In June 2026, in connection with the amendment and restatement of the SSRCF, the Company cancelled its $34.0 million senior secured revolving credit facility (the “SRCF”).
As of June 30, 2026, the SSRCF was undrawn.
Interest
Our interest expense for the three and six months ended June 30, 2026 included $176.3 million in expense related to the partial or complete payoff of the Convertible Bonds due 2028, the 2028 Notes and the 2030 Notes. This includes the proportional write-off of deferred finance fees, debt premiums, and debt discounts and repayment premiums made to the holders of such debt to induce or facilitate the extinguishment of the debt.
The weighted average nominal interest rate for all of our interest-bearing debt was 9.5% for the six months ended June 30, 2026 (9.8% for the six months ended June 30, 2025). Excluding our Convertible Bonds due 2028 and Convertible Notes, the weighted average interest rate for our interest-bearing debt was 10.2% for the six months ended June 30, 2026 (10.4% for the six months ended June 30, 2025).
Covenants
As of June 30, 2026, we were in compliance with the covenants and our obligations under our debt agreements.
Note 18 - Commitments and Contingencies
We have commercial commitments which we are contractually obligated to settle with cash under certain circumstances. Bank and parent company guarantees entered into with certain customers and governmental bodies guarantee our performance under certain drilling contracts, compliance with customs import duties and resolution of other obligations in various jurisdictions.
The Company has the following guarantee commitments:

(In $ millions)	June 30, 2026	December 31, 2025
Bank guarantees, letters of credit and performance bonds (1)	47.3	38.0
(1) $26.5 million is guaranteed under our $45.0 million Guarantee Facility and $20.8 million is guaranteed by a corporate guarantee. No restricted cash is supporting bank guarantees as of June 30, 2026 or as of December 31, 2025.
As of June 30, 2026, the expected expiration dates of our guarantees are as follows:

(In $ millions)	Less than 1 year	2–3 years	4-5 years	Thereafter	Total
Bank guarantees, letters of credit and performance bonds	41.1	5.0	—	1.2	47.3

The Company’s assets pledged as collateral for its debt facilities are as follows:

(In $ millions)	June 30, 2026	December 31, 2025
Book value of jack-up rigs pledged as collateral	3,036.5	2,742.7
As of June 30, 2026, all 29 of the Company’s rigs have been pledged as collateral for its debt facilities.
Note 19 - Related Party Transactions
Transactions with entities over which we have significant influence
The Company’s related parties include its joint venture partners, Perfomex and Perfomex II, with whom the Company engages in various transactions (see Note 6 - Equity Method Investments).
Perfomex provides onshore operational and technical support services to the Company for certain rigs operating in the Americas. These expenses were recognized as rig operating and maintenance expenses in the Unaudited Condensed Consolidated Statements of Operations and consisted of the following:

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Rig operating and maintenance expenses - Perfomex	2.3	1.8	4.6	2.8
Total	2.3	1.8	4.6	2.8
The accounts receivable, net balances with our joint venture and directors and officers related parties consisted of the following:

(In $ millions)	June 30, 2026	December 31, 2025
Due from related parties - Perfomex	2.8	2.3
Directors and officers (1)	1.1	—
Total	3.9	2.3
(1) Receivable related to taxes on share options exercised by one director in June 2026 to be reimbursed to the Company.
Transactions with Other Related Parties
The Company also has transactions with the following other related parties:
•     Front End Limited Company (“Front End”) is a minority owner in a consolidated subsidiary of the Company. Front End is an agent and party to a management agreement with this subsidiary to provide management services in the Kingdom of Saudi Arabia, for which it receives a management fee.
Transactions with other related parties are recognized as rig operating and maintenance expenses or general and administrative expenses, based on the nature of the transaction in the Unaudited Condensed Consolidated Statements of Operations.
Transactions with other related parties consisted of the following:

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating expenses - Front End Limited Company	0.4	0.4	0.8	0.8
The Company engaged in transactions in which the Company paid professional fees to our related party Magni, which were directly attributable to our debt offerings. Fees directly attributable to debt financing are recognized as deferred finance charges, which are presented as a reduction to the carrying value of the associated debt balances and are amortized over the term of the facilities as “Interest Expense” in the Unaudited Condensed Consolidated Statements of Operations.
Professional fees from Magni related to the issuance of the Notes were as follows:

	For the three months ended		For the six months ended
(In $ millions)	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Deferred finance charges - Magni	1.0	—	1.0	—
Note 20 - Fair Value of Financial Instruments
We recognize our fair value estimates using the fair value hierarchy, which is based on the inputs used to measure fair value. The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, restricted cash, trade receivables, net, prepaid expenses, due from related parties, certain other current assets, trade payables, accrued expenses, short-term accrued interest and other current liabilities approximate their fair market values due to the short-term duration and/or the nature of these instruments and represent Level 1 fair value measurements.
The carrying value and estimated fair value of our other financial instruments, excluding debt discounts, debt premiums and deferred finance charges, were as follows:

		June 30, 2026		December 31, 2025
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Short-term debt:
2028 Notes and 2030 Notes (1)	2	—	—	144.7	143.6
Long-term debt:
2028 Notes and 2030 Notes (1)	2	—	—	1,840.3	1,827.0
2032 Notes and 2034 Notes (1)	2	1,957.7	2,035.0	—	—
Convertible Bonds due 2028	2	44.9	44.2	247.0	239.4
Convertible Notes (1)	2	272.1	300.0	—	—
Seller’s Credit (2)	3	150.0	150.0	—	—
(1) The fair value of these instruments is based on observable market-based inputs.
(2) The Seller’s Credit is related to the acquisition of rigs from Noble. The fair value of this instrument is based on unobservable inputs.
The Company estimates the fair value of the Seller's Credit, under level 3 of the fair value hierarchy. As of June 30, 2026, the Company determined that the carrying value of the Seller's Credit approximates its fair value. This conclusion reflects that the effective interest rate of the instrument is materially consistent with the rate that a market participant would require for a similar instrument as of the measurement date. Additionally, there have been no significant changes since the origination of the instrument that would cause the carrying value to differ materially from the fair value.
Share Lending Agreement
As of June 30, 2026, the Company had outstanding zero shares (1,700,000 as of December 31, 2025) loaned to DNB under the SLA (see Note 21 - Shareholders’ Equity). During the three and six months ended June 30, 2026 1,700,000 shares under the SLA were returned and the SLA has been cancelled. The fair value of the loaned shares is based on quoted prices in an active market, and as such is a Level 1 fair value measurement. Based on the closing price of our common shares on June 30, 2026, the fair value of the loaned shares was zero ($6.9 million as of December 31, 2025).
Note 21 - Shareholders’ Equity
As of June 30, 2026, our shares were listed on the NYSE and the OSE. The Company’s common shares have a par value of $0.10 per share.
Authorized shares

(In number of shares)	June 30, 2026	December 31, 2025
Authorized share capital	365,000,000	365,000,000

Issued shares, treasury shares and outstanding share capital

(In number of shares)	June 30, 2026	December 31, 2025
Issued	315,400,000	315,400,000
Treasury shares (1)	6,887,259	8,184,581
Outstanding	308,512,741	307,215,419
(1) The movement in treasury shares for six months ended June 30, 2026 consists of a reduction of 2,997,322 treasury shares to settle 2,470,000 share options exercised and 527,322 vested RSUs, partially offset by an addition of 1,700,000 shares, previously lent under the SLA, which were returned in April 2026.
At June 30, 2026, 1,567,949 of our treasury shares had been bought back in 2024 and 2025 at an average value of $3.73 per share and 5,319,310 shares were issued at par value of $0.10 per share, and were previously subject to lending under our SLA, as defined below.
Share Lending Agreement
The Company has a Share Lending Agreement (“SLA”) with DNB Markets (“DNB”) through which the Company has made certain of its common shares available to lend to DNB for the purposes of allowing the holders of the Company’s Convertible Bonds due 2028 to perform hedging activities (“Issuer Lending Shares”).
The termination date of the SLA is defined as the earlier of the date the SLA is terminated or all of the Convertible Bonds due 2028 are either redeemed, converted or mature. If an investor returns any Issued Lending Shares to DNB, DNB shall return those shares to the Company immediately, and at the expiration of the SLA, DNB must return all of the Issuer Lending Shares to the Company. During the three and six months ended June 30, 2026 1,700,000 shares under the SLA were returned from DNB to the Company and as a result, the SLA was cancelled per its terms.
Certain costs related to the formation of the SLA were accounted for as a deferred finance charge of the Convertible Bonds due 2028 (see Note 17 - Debt). During the three and six months ended June 30, 2026, $4.6 million (zero for the three and six months ended June 30, 2025) of these costs have been written-off as a loss on extinguishment. During the three and six months ended June 30, 2026, zero and $0.6 million, respectively, ($0.6 million and $1.2 million for the three and six months ended June 30, 2025, respectively) of amortization was recognized within interest expense in the Unaudited Condensed Consolidated Statements of Operations related to the amortization of these deferred finance charges.
As of June 30, 2026, the Company had zero shares (1,700,000 as of December 31, 2025) loaned to DNB under the SLA. As of June 30, 2026, the unamortized amount of the deferred finance charges associated with the SLA was zero ($5.2 million as of December 31, 2025), which was included as an offset to the related debt on the Unaudited Condensed Consolidated Balance Sheets.
Share option plan
During the three months ended June 30, 2026, the Company issued 2,511,666 treasury shares following the exercise of 2,011,666 employee share options, and in settlement of 500,000 RSUs that vested in 2025. During the six months ended June 30, 2026, the Company issued 2,997,322 treasury shares following the exercise of 2,470,000 employee share options and in settlement of 527,322 RSUs that vested in 2025. During the three and six months ended June 30, 2025, no share options were exercised and no RSUs were settled.
Cash Distributions
During the six months ended June 30, 2026 no cash distributions were declared. During the six months ended June 30, 2025 the Company declared a cash distribution of $0.02 per share, for a total of $4.7 million, from the Company's contributed surplus account.

Note 22 - Subsequent Events
New Joint Venture Rig Acquisition
On July 29, 2026, BC Ventures Limited, a newly established 50/50 joint venture between subsidiaries of the Company and a subsidiary of its long-term well construction partner (the “New JV”) completed the acquisition of five jack-up rig owning entities, which own five jack-up drilling rigs that are currently operating or stacked in Mexico (the “New JV Rig Acquisition”).
The aggregate purchase price for the New JV Rig Acquisition was $287.0 million, of which $237.0 million was financed through a seller’s credit and $50.0 million was paid in cash at completion, of which the Company contributed $25.0 million. The seller’s credit has a 2.5 year maturity from the closing date and is secured by, among other things, a first priority lien on the five jack-up rigs.